May 13, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Bionik Laboratories Corp.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-207581

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated April 11, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1/A-2 filed by the Company with the Commission on March 23, 2016 (File No. 333-207581) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.

All page number references in the Company’s responses are to the page numbers in Amendment No. 3.

Description of Business, page 1

1.	Given that you are highlighting your APOLLO and Chronos technologies in the prospectus summary of your most recent amendment, please tell us why you have deleted the more detailed disclosures regarding those technologies that appeared in the last three paragraphs at the bottom of page 29 of your first amendment to your registration statement filed on February 4, 2016.

We respectfully advise the Staff that the references to the APOLLO and Chronos technologies in the prospectus summary of the Registration Statement was to disclose that the Company was curtailing its research and development program with respect to APOLLO and that it was evaluating the same with respect to the Chronos. Accordingly, the Company determined that comprehensive disclosure regarding products that either will or may not be developed in the short term was no longer appropriate and could be potentially misleading. In addition, the Company has further revised the prospectus summary section and the Business section to take into account the acquisition of Interactive Motion Technologies, Inc., and the Company’s focus on its products.

Merger Agreement with Interactive Motion Technologies. Inc., page 1

2.	We note your disclosure regarding the proposed merger with Interactive Motion and your disclosure regarding the price protection provisions under your outstanding warrants. In an appropriate location in your prospectus, please disclose whether the price protection - provisions under the warrants could be triggered by the issuance of shares of your common stock in the proposed merger and, if so, please quantify to the extent known how many additional shares could become issuable upon exercise of your warrants.

We respectfully advise the Staff that the price protection provisions in the warrants are not triggered by the issuance of shares of Company common stock resulting from an acquisition or other business combination. We have included language to this effect on page 52 of the prospectus.

Product Pipeline, page 30

3.	We note your revisions in response to prior comment 2. Please also clarify your disclosure as to when you intend to begin formal clinical trials in order to advance your regulatory approval in Canada.

Effect has been given to the Staff’s comment. Please see the additional disclosure on page 32 of the prospectus.

Financial Statements

Note 14: Subsequent Events, page F-26

4.	Please provide the financial statements required by Rules 8-04 and 8-05 of Regulation S-X related to your Merger Agreement with IMT or explain to us why they are not required. In this regard, it appears that full audited and pro forma financial statements are required in this Form S-1.

Effect has been given to the Staff’s comment. Please see the audited financial statements of Interactive Motion Technologies, Inc. for the fiscal years ended December 31, 2015 and 2014 commencing on page F-27 of the prospectus, and the pro forma unaudited consolidated financial statements as of December 31, 2015 attached to Amendment No. 3 as Exhibit 99.1.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.	We note your revisions in response to prior comment 5. Please tell us where you have shown the 20,000 shares of common stock issued pursuant to the service agreements as described in the second paragraph in Note 13 on page F-35 of the first amendment to your registration statement filed on February 4, 2016.

We respectfully advise the Staff that the 20,000 shares are included in the 133,223 shares referenced in the eighth paragraph under the subheading “Bionik Laboratories Corp.” found on page II-3.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc: Bionik Laboratories Corp.